Pop Culture Group Co., Ltd

March 2, 2021

Via Edgar

Ms. Erin Jaskot

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Pop Culture Group Co., Ltd
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted on November 13, 2020
CIK No. 0001807389

Dear Ms. Jaskot:

This letter is in response to the letter dated December 7, 2020, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Pop Culture Group Co., Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Risk Factors

Our Financial condition, results of operations….,page 9

1. You disclose that between February and May 2020, all of the events you expected to host or plan and execute were cancelled. We note your list of representative events beginning on page 77, and it appears the last live event through the period ended June 30, 2020 was in January. Please clarify in the risk factor and elsewhere as appropriate whether you have resumed live events or if all of your events are online.

In response to the Staff’s comments, we revised the disclosure on pages 10, 50, and 77 of the Registration Statement to clarify that the Company resumed live events in June 2020 and that our list of representative events beginning on page 78 summarizes only our top 10 events in terms of contract amount in the event planning and execution business during the fiscal years ended June 30, 2019 and 2020.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Zhuoqin Huang
Name:	Zhuoqin Huang
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC